UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Sogou Inc.

(Name of Issuer)

Class A Ordinary Shares, par value of $0.001 per share

(Title of Class of Securities)

83409V104

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83409V104

1.	Name of Reporting Person Charles Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,000,000 Class A Ordinary Shares (1)(2)
	7.	Sole Dispositive Power 32,000,000 Class A Ordinary Shares (1)(3)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,000,000 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1% (4)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 32,000,000 Class A Ordinary Shares held of record by Photon Group Limited (“Photon”), a British Virgin Islands company. These shares are subject to a voting agreement originally entered into as of September 16, 2013 and amended as of August 11, 2017 by and among the Issuer, a wholly-owned subsidiary of the Issuer’s parent company Sohu.com Inc. (“Sohu”), Photon, and the other parties thereto, pursuant to which Photon has agreed to vote such Class A Ordinary Shares to elect Sohu’s designees to the Board of Directors of the Issuer. The Reporting Person is one of the Directors of Photon and may be deemed to beneficially own such 32,000,000 Class A Ordinary Shares.
(2)	With respect to matters requiring a shareholder vote, holders of Class A Ordinary Shares and holders of Class B Ordinary Shares (the “Class B Ordinary Shares”) of the Issuer vote together as one class. Each Class A Ordinary Shares is entitled to one vote and each Class B Ordinary Shares is entitled to ten votes. As a result, the 32,000,000 Class A Ordinary Shares reported hereby represent approximately 1.1% of the voting power of the combined total of the outstanding Class A Ordinary Shares and Class B Ordinary Shares of the Issuer.
(3)	Consists of 32,000,000 Class A Ordinary Shares held of record by Photon, which has sole dispositive power with respect to such shares. The Reporting Person may be deemed to beneficially own such shares. See Footnote (1).

(4)	Class A Ordinary Shares and Class B Ordinary Shares have identical rights with the exception of voting rights, and the Class B Ordinary Shares’ conversion right. Each Class B Ordinary Share is convertible into one Class A Ordinary Shares at any time at the election of the holder. Each Class A Ordinary Shares is entitled to one vote and each Class B Ordinary Shares is entitled to ten votes. For the purpose of calculating percentage ownership in this Schedule 13G, the Reporting Person has treated Class A Ordinary Shares and Class B Ordinary Shares as if they were the same class. The percentage is calculated based on 118,408,437 Class A Ordinary Shares and 278,757,875 Class B Ordinary Shares outstanding as of December 31, 2017.

Item 1.
	(a)	Name of Issuer: Sogou Inc.

	(b)	Address of Issuer’s Principal Executive Offices: Level 15, Sohu.com Internet Plaza No. 1 Unit Zhongguancun East Road, Haidian District Beijing 100084 People’s Republic of China

Item 2.
	(a)	Name of Person Filing: Charles Zhang. The person named in this paragraph is also referred to as the “Reporting Person.”

	(b)	Address of Principal Business Office or, if None, Residence: Level 18, Sohu.com Media Plaza, Block 3 No. 2 Kexueyuan South Road, Haidian District Beijing 100190 People’s Republic of China

	(c)	Citizenship: The Reporting Person is a citizen of the People’s Republic of China.

	(d)	Title of Class of Securities: Class A Ordinary Shares, par value of $0.001 per share

	(e)	CUSIP Number: 83409V104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) Amount beneficially owned:

The Reporting Person may be deemed to beneficially own 32,000,000 Class A Ordinary Shares that are held of record by Photon Group Limited, a British Virgin Islands company, of which the Reporting Person is one of the Directors.

Also see Footnotes (1), (2) and (3).

(b) Percent of class:

The Reporting Person: 8.1%

For the purpose of calculating percentage ownership, the Reporting Person has treated Class A Ordinary Shares and Class B Ordinary Shares as if they were the same class. The foregoing percentage is calculated based on 118,408,437 Class A Ordinary Shares and 278,757,875 Class B Ordinary Shares outstanding as of December 31, 2017. Also see Footnote (4).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote 32,000,000 Class A Ordinary Shares for the Reporting Person.

(iii) Sole power to dispose or to direct the disposition of 32,000,000 Class A Ordinary Shares for the Reporting Person.

(iv) Shared power to dispose or to direct the disposition of 0 shares for the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete, and correct.

Date: February 13, 2018

/s/ Charles Zhang
Charles Zhang